EDAC Technologies Corporation
1806 New Britain Ave.
Farmington, CT 06032
860-677-2603
Fax 860-674-2718
January 22, 2010
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
Re:	Letters dated December 9, 2009 and November 5, 2009
EDAC Technologies Corporation File No. 1-33507
Form 10-K for the year ended January 3, 2009
Form 10-Q for the Quarterly Period Ended July 4, 2009
Form 8-K/A filed September 24, 2009
Dear Ms. Cvrkel:
     The following are the responses of EDAC Technologies Corporation (the “Company”) to the comments in the Securities and Exchange Commission (“SEC”) Staff’s comment letters dated November 5, 2009 and December 9, 2009 (the “Comment Letters,” relating to the Company’s Form 8-K/A filed September 24, 2009 (the “Form 8-K/A”). The numbered responses below correspond to the numbered paragraphs in the Comment Letter.
          1. We are filing today an amended Form 8-K that includes the entire set of financial statements and additional disclosures that were amended on Form 8-K/A filed on September 24, 2009 as required by Rule 12b-15 of the Exchange Act Rules.
          2. A currently dated consent from the auditors that examined the financial statements of MTU Aero Engines North America, Inc. is included in the filing. Please refer to Form 8-K/A filed on January 22, 2010.
          3. We have revised Note 2 to the Unaudited Pro Forma Statement of Operations and Balance Sheet. Please refer to Form 8-K/A filed on January 22, 2010.
Sincerely,
/s/ Dominick A. Pagano
Dominick A. Pagano
President and Chief Executive Officer
     cc: Mr. Glenn L. Purple